06006567

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 3 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 08

SEC FILE NUMBER
8- 66836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/26/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wheatley Capital Series Fund LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Navon 516-822-0202
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AD 7/7/06

OATH OR AFFIRMATION

I, Elliot Marchant swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheathley Capital Series Fund LLC, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

NIRMALA D MIRCHANDANI
NOTARY PUBLIC
MY COMMISSION EXPIRES 4/18/2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Wheatley Capital Series Fund LLC

We have audited the accompanying statement of financial condition of Wheatley Capital Series Fund LLC as of March 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wheatley Capital Series Fund LLC as of March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 5, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

WHEATLEY CAPITAL SERIES FUND LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

ASSETS	
Cash	$ 19,640
Due from Affiliated Clearing Broker	3,030,352
Securities Owned - at market value	3,197,437
Due from Affiliate	11,911
Investment in Affiliated Clearing Broker	5,000
Total Assets	$6,264,340
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value	$1,302,924
Due to affiliate	41,134
Accrued expenses and other liabilities	76,345
Total liabilities	1,420,403
Members' Equity	4,843,937
Total Liabilities and Members' Equity	$6,264,340

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wheatley Capital Series Fund LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. (the "PHLX"). The Company was formed on September 28, 2004 and commenced operations in August, 2005.

The Company is engaged in the proprietary trading of securities and is exempt from SEC rule 15c3-3 under Section K(2)(ii).

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their tax returns.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. DUE FROM AFFILIATED CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by Schonfeld Securities, LLC, an affiliated entity (the "Affiliated Clearing Broker"), which is a member of the National Association of Securities Dealers, Inc. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At March 31, 2006, all of the securities owned and amounts due from affiliated clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amount due to the Affiliated Clearing Broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. RELATED PARTY TRANSACTIONS:

The Company shares office space and facilities with the Affiliated Clearing Broker and another affiliated broker. Due to affiliate in the accompanying statement of financial condition represents expenses for sharing office space and facilities with the affiliated broker.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 31, 2006, the Company had net capital of $4,202,940 which exceeded its requirement of $100,000 by $4,102,940.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Wheatley Capital Series Fund LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wheatley Capital Series Fund LLC (the "Company") for the period from September 28, 2004 (date of inception) through March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Wheatley Capital Series Fund LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 5, 2006